Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2025

6	FIRST QUARTER MARKET UPDATE

9	OUR STRATEGY

11	CONSOLIDATED FINANCIAL RESULTS

15	OUTLOOK FOR 2025

20	LIQUIDITY AND CAPITAL RESOURCES

22	FINANCIAL RESULTS BY SEGMENT

26	OUR OPERATIONS - FIRST QUARTER UPDATES

28	QUALIFIED PERSONS

28	NON-IFRS MEASURES

34	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2025 (interim financial statements). The information is based on what we knew as of April 30, 2025, and updates our annual MD&A included in our 2024 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2024, and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form (AIF), on our website at cameco.com, on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision, and will (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by applicable securities laws.

Examples of forward-looking information in this MD&A

•	our expectations regarding 2025 and future uranium supply, demand, contracting, geopolitical issues, the market, and the necessity of nuclear energy for the growth of energy-intensive industries, including data centers and artificial intelligence, including the discussion under the heading First quarter market update

•	the discussion under the heading Our strategy, including the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our expectation that our strategy will allow us to increase long-term value, our intention to execute our strategy with an emphasis on safety, people and the environment, our aim to expand global nuclear capacity and help support energy growth, national security objectives and the transition to a low-carbon economy through our strategic initiatives, our belief that we have the right strategy to achieve our vision and will do so in a manner that reflects our values, and our intention to be transparent with our stakeholders regarding risks and opportunities that may impact our strategic plan and our expected financial capacity to execute our strategy, invest in new opportunities and self-manage risk

•	the discussion under the heading Strategy in action, including expected Westinghouse segment performance, our expectation that Westinghouse’s financial results will be weaker in the first half of 2025 and will have stronger performance and cash flows in the fourth quarter of 2025, our expectation that Westinghouse’s results will continue to be impacted by the amortization of intangible assets that arose as a result of the fair values assigned to Westinghouse’s net assets at the time of the acquisition, our expectations regarding uranium contracting, our contract portfolio and market conditions, our expectation regarding uranium production levels, our expectations regarding production levels and deliveries from JV Inkai, our annual production expectation for our fuel services division, and our expectation that we will maintain the financial strength and flexibility necessary to execute our strategy

•	our expectation that the direct impact of the imposition of tariffs would not materially impact our 2025 financial results
•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, our confidence that the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014 or the alternate position advanced for tax years 2014 through 2017, or the new reassessing position for 2018, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us

•	the discussion under the heading Outlook for 2025, including our production plan, our planned production levels, expected care and maintenance costs for our tier-two assets, our cost of sales in our fuel services segment, our outlook for our uranium average realized price, and other information in the table under the heading 2025 Financial Outlook, our revenue, adjusted net earnings, and cash flow sensitivity analysis, our price sensitivity analysis for our uranium segment, our expected share of adjusted EBITDA from our equity investment in Westinghouse, and Westinghouse’s expected adjusted EBITDA in 2025 and compound annual adjusted EBITDA growth rate over the next five years

•	the discussion under the heading Liquidity and capital resources, including our available alternatives to fund future capital requirements, our expectation that the low-cost production from our tier one assets will generate strong cash flows which will meet our capital requirements during 2025, our expectations regarding our contract portfolio and uranium commitment levels, and our expectation that our increased 2025 borrowing capacity will provide flexibility to support anticipated decommissioning assurance increases upon regulatory acceptance of the updated decommissioning documents

•	our expectation that our operating and investment activities for the remainder of 2025 will not be constrained by the covenants in our credit agreements, including the financial covenants

•	our intention to update the table under the heading Expected realized uranium price sensitivity under various spot price assumptions at March 31, 2025 each quarter to reflect deliveries made and changes to our contract portfolio

2 CAMECO CORPORATION

•	the discussion of the impact of potential disruptions to JV Inkai’s operations, and the expectation that the benefit from JV Inkai’s 2025 financial performance will be realized later in 2026 once the dividend for 2025 from JV Inkai is paid

•	our future plans and expectations for our uranium operating properties including the expected timing of the annual maintenance shutdowns for Key Lake and Cigar Lake, expected production levels for McArthur River/Key Lake, Cigar Lake and JV Inkai, the potential impact of delays in our expected JV Inkai deliveries, and our ability to draw upon inventory, long-term purchase agreements and loan arrangements to mitigate the risks of further delays in JV Inkai deliveries
•	the expected care and maintenance costs for our US ISR operations and Rabbit Lake for 2025

•	our future plans and expectations for our fuel services operating sites, including our annual production expectation, and our continued work at Port Hope to achieve and maintain an ongoing production rate which satisfies long-term commitments

Material Risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency

•	changing views of governments regarding the pursuit of carbon reduction strategies or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or the receipt of future dividends from JV Inkai

•	that we may not realize expected benefits from the Westinghouse acquisition

•	that Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners

•	the risk that we and Westinghouse may not be able to meet sales commitments for any reason

•	the risk that Westinghouse may not achieve the expected growth in its business

•	the risk to Westinghouse’s business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks

•	the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values

•	the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences

•	the risk that Westinghouse may be unsuccessful in respect of its new business

•	the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities
•	the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities

•	the risk that increased trade barriers may adversely impact Westinghouse’s business

•	the risk that Westinghouse may default under its credit facilities, impacting adversely Westinghouse’s ability to fund its ongoing operations and to make distributions

•	the risk that liabilities at Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities

•	the risk that occupational health and safety issues may arise at Westinghouse’s operations

•	the risk that there may be disputes between us and Brookfield regarding our strategic partnership

•	the risk that we may default under the governance agreement with Brookfield, including us losing some or all of our interest in Westinghouse

•	the risk that we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	that we are subject to litigation or arbitration that has an adverse outcome

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA does not agree that the court rulings for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	that the updated decommissioning documents will not be accepted by the regulator

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays

2025 FIRST QUARTER REPORT 3

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine

•	operations are disrupted due to problems with our own or our joint venture partners’, suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, tariffs, transportation disruptions or accidents, aging infrastructure, or other development and operating risks

•	we are affected by war, terrorism, cyber-attacks, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers or purchasers fail to fulfil their commitments
•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Key Lake mill production plan is delayed or does not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason, JV Inkai is unable to transport and deliver its production, or JV Inkai is unable to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	our production plan for our Port Hope UF6 conversion facility is delayed or does not succeed for any reason, including due to the availability of production supplies

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change

•	natural uranium, UF6, and enriched uranium are no longer excluded from potential tariffs on Canadian energy products, and we and Westinghouse are adversely affected by the imposition of tariffs

Material Assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium

•	the continuing pursuit of energy, national and climate security strategies by governments and the role of nuclear in the pursuit of those strategies

•	the assumptions discussed under the heading 2025 Financial Outlook, including the assumptions used to prepare the outlook table and assumptions relating to growth in Westinghouse adjusted EBITDA

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai’s production
•	our ability to mitigate adverse consequences of production shortfalls or delays in the shipment of our share of JV Inkai production

•	our cost expectations, including production costs, operating costs, and capital costs

•	our expectations regarding tax payments, tax rates, royalty rates, currency exchange rates, interest rates and inflation

•	in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable and that the updated decommissioning documents will be accepted by the regulator

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River and Cigar Lake development, mining and production plans succeed

•	our Key Lake mill production plans succeed

4 CAMECO CORPORATION

•	JV Inkai’s development, mining and production plans succeed, that JV Inkai will be able to deliver its production, and that JV Inkai is able to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	the ability of JV Inkai to pay dividends

•	our production plan for our Port Hope UF6 conversion facility succeeds

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	neither our operations, nor those of our joint venture partners, suppliers or customers, are significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, aging infrastructure, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, increased loadings into the environment, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, improper air emission or treated water releases, transportation disruptions or accidents, tariffs, aging infrastructure, or other development or operating risks

•	Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners
•	our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of the Westinghouse acquisition

•	the success of our plans and strategies related to Westinghouse

•	Westinghouse’s production, purchases, sales, deliveries, and costs

•	the assumptions and discussion set out under the heading Outlook for 2025

•	the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts

•	Westinghouse’s ability to mitigate adverse consequences of delays in production and construction

•	the success of Westinghouse’s plans and strategies

•	the absence of new and adverse government regulations, policies or decisions

•	that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or trade policy decisions, political uncertainty and volatility, labour relation issues, and operating risks

•	Westinghouse will comply with the covenants in its credit agreement

•	Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities

•	Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities

•	that known and unknown liabilities at Westinghouse will not materially exceed our estimates

•	natural uranium, UF6, and enriched uranium will remain excluded from potential tariffs on Canadian energy products, and that we and Westinghouse would not be adversely affected by the imposition of tariffs

2025 FIRST QUARTER REPORT 5

First quarter market update

Geopolitical uncertainty and heightened concerns about energy security, national security, and climate security continue to improve the demand fundamentals for the nuclear power industry in the face of increasing risk to the long-term fuel cycle supplies that are required to support it. In addition to providing clean and secure baseload power, both governments and the private sector are calling for a tripling of nuclear capacity by 2050, with nuclear being identified as an important energy source to underpin strong demand growth from large, energy-intensive industries, including the long-term opportunity to support potential surging clean energy demand for data centers and artificial intelligence (AI). We believe that a clean energy mix that includes nuclear is necessary for achieving the anticipated growth, transformation and sustainability objectives that these sectors require. Alongside this demand is an understanding that a sufficient supply of nuclear fuel and fuel cycle services are essential to realizing a tripling of nuclear power.

In the first quarter of 2025, the long-term uranium price held at $80 (US), remaining near its highest level since 2012 (in 2025 constant dollars), while the uranium spot price ended the quarter below $65 (US). Over the past two years, fuel buyers have continued to focus on securing their long-term requirements for downstream conversion and enrichment services amid ongoing changes to market access and global trade policies, which has resulted in higher prices across the fuel cycle. The uncertainty has delayed a return to the procurement of the uranium required to feed into those services – a return that we believe is unavoidable. A similar focus on security of supply is expected to move upstream to uranium, driven by requests for proposals from utilities and traditional demand entering the market, alongside inbound requests for direct long-term off-market negotiations. Requests for proposals from non-utility, non-traditional customers in energy intensive sectors that are examining long-term nuclear fuel supplies may also add pressure to future uranium supply.

Some of the more significant developments affecting supply in the quarter and to date include:

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In April, the International Atomic Energy Agency (IAEA) released its 2024 biennial publication, “Uranium Resources, Production and Demand”, commonly known as the “Red Book”. It highlights that while sufficient uranium resources exist to support nuclear growth through 2050 and beyond, timely investments in new exploration, mining operations and processing techniques are essential to ensure uranium is available when the market needs it. It concludes that even if nuclear capacity remains stable at 2050 levels through the end of the century, cumulative demand could exceed the current identified uranium resource base by as early as 2080.

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In March, Kazatomprom (KAP) reaffirmed that its 2025 total production guidance is expected to be between 65 million to 68.9 million pounds. In January, KAP also announced they obtained the exclusive rights for uranium exploration at the Inkai-Mynkuduk block, allowing for uranium exploration for a period of six years with the possibility for a five-year extension. Preliminary data estimates inferred uranium resources at more than 52 million pounds.

•

On March 20, US President Donald Trump signed an executive order to increase domestic production of critical minerals in the US, including uranium. The goal is to identify priority projects that can be immediately approved, or for which permits can be immediately issued. On April 15, the White House issued a new executive order titled “Ensuring National Security and Economic Resilience through Section 232 Actions on Processed Critical Minerals and Derivative Products”, which directs the Administration to take specific measures under Section 232 of the Trade Expansion Act of 1962 to address the risks of reliance on foreign sources of processed critical minerals. Notably, uranium is outlined in the definition of critical minerals and the executive order directs agencies to assess the national security risks stemming from US dependence on imports of processed uranium and other covered materials.

•

On April 2, US President Donald Trump signed executive order titled “Regulating Imports with a Reciprocal Tariff to Rectify Trade Practices that Contribute to Large and Persistent Annual United States Goods Trade Deficits”, which imposed new tariffs on imports from 90 countries. Currently, natural uranium, UF6, and enriched uranium are Canada-United States-Mexico Agreement (CUSMA)-compliant and are therefore excluded from the new tariffs, which preserves the flow of nuclear fuel imports into the US market.

•

In April, the US Department of Energy (DOE) announced it conditionally committed to supplying high-assay low-enriched uranium (HALEU) to five US-based small, advanced and micro reactor (SAMR) developers including X-energy’s TRISO-X, Kairos Power, Radiant Industries, Westinghouse, and TerraPower. The 2024 National Defense Authorization Act directed the DOE to make “not less than 20 metric tons” of HALEU available to SAMR developers by June 2026, with three of the selected companies expecting to receive HALEU by 2025.

6 CAMECO CORPORATION

•

In March, Paladin Energy Ltd. reported that operations at their 75% owned Langer Heinrich mine in Namibia had been suspended due to heavy rains, impacting access to the site. When operations resumed, Paladin withdrew production guidance for fiscal year 2025 (previously between 3.0 million and 3.6 million pounds U3O8). This follows numerous US junior uranium producers, including Peninsula Energy and Ur-Energy, who announced at the end of 2024 that they would not be meeting their initial production goals for their first year of production.

According to the IAEA, globally, there are currently 440 operable reactors and 61 reactors under construction. Demand-related developments continue to evidence growing support for the nuclear industry, with 31 countries pledging to triple their nuclear power capacity by 2050. Many nations are reaffirming their commitment to existing nuclear and/or reversing policies to phase out nuclear, non-nuclear countries are emerging as candidates for new nuclear capacity, improvements are being made in global sustainable financing policies to include nuclear energy, and opinion polls indicate improving public support. With several reactors being saved from early retirement, life-extensions to existing reactors being sought and approved, and new build construction projects underway and many more planned, demand for uranium fuel continues to improve in the near-, medium- and long-term.

The more significant developments in the quarter affecting current and future demand include:

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During the recent S&P Global CERAWeek energy conference held in Houston, Texas, many large corporations including Amazon, Google, Dow and Meta, joined forces in publicly pledging to support tripling global nuclear capacity by 2050. Led by the World Nuclear Association, this supportive initiative is the first time large-scale energy consumers outside of nuclear have collectively pointed to nuclear as a key component in decarbonization and energy security.

•

The president of the World Bank, Ajay Banga, announced in March that the institution will soon be lifting its ban on nuclear project funding, which has been in place for decades. This announcement signals a changing global energy landscape with nuclear now expecting to gain increased support from financial markets.

•

In China, China National Nuclear Corp. (CNNC) announced in January that unit 1 of the Zhangzhou nuclear power plant in the Fujian Province successfully entered commercial operation. The 1,177 MWe HPR1000 pressurized water reactor (PWR) marks the 57th Chinese reactor in operation. Additionally, in February, China General Nuclear (CGN) announced the start of construction on unit 1 at the Lufeng nuclear power plant in Guangdong Province. This marks CGN’s first CAP1000 PWR, an adaptation of the Westinghouse AP1000®. Finally, on April 27, China’s State Council announced the approval of 10 new reactors with a total estimated investment of $27 billion (US). This brings the total number of reactors that are operating, under construction or approved to 102 and marks the 4th consecutive year China has approved at least 10 new reactors.

•	In Pakistan, construction of Chashma unit 5 nuclear power plant was announced by CNNC and the government of Pakistan. This will be CNNC’s third export HPR1000 with estimated completion by 2031.

•

Taking a major step towards its first nuclear power plant, Poland’s president, Andrzej Duda, signed legislation granting $15.6 billion (US) in financing towards the construction of three Westinghouse AP1000 units at the Lubiatowo-Kopalino power plant in northern Poland. Construction is expected to begin in 2028, with the first unit reaching commercial operation by 2036 and the remaining two units in 2039.

•

In March, Westinghouse and leading European data center developer, Data4, announced the signing of a Memorandum of Understanding aiming to evaluate the deployment of Westinghouse AP300 small module reactors (SMRs).

•	The US DOE announced in March the $900 million (US) solicitation in support of SMR deployment that was made under the Biden administration will be re-issued.

•

On March 31, the Nuclear Regulatory Commission provided Duke Energy Carolinas, LLC a subsequent licence renewal, allowing them to operate units 1, 2, and 3 at the Oconee nuclear plant in South Carolina for up to 80 years.

•

In April, Energy Alberta filed its Initial Project Description to the Impact Assessment Agency of Canada for the proposed Peace River Nuclear Power Project, which aims to diversify Alberta’s energy portfolio.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

2025 FIRST QUARTER REPORT 7

Industry prices at quarter end

	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31	DEC 31
	2025	2024	2024	2024	2024	2023
Uranium ($US/lb U3O8)[1]
Average spot market price	64.23	72.63	82.00	84.25	87.75	91.00
Average long-term price	80.00	80.50	81.50	79.50	77.50	68.00
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	81.00	97.00	72.00	60.00	58.00	46.00
Europe	81.00	96.00	72.00	60.00	58.00	46.00
Average long-term price
North America	50.00	50.00	43.25	38.00	35.50	34.25
Europe	49.50	49.50	43.25	38.00	35.50	34.25

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the first quarter of 2025 was 11 million pounds U3O8 equivalent, compared to 10 million pounds U3O8 equivalent over the same period in 2024. As of March 31, 2025, the average reported spot price was $64.23 (US) per pound U3O8 equivalent, a decrease of $8.40 (US) per pound from the previous quarter due to small volumes of uncommitted supply entering the near-term market, where there is little fundamental in-year demand.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-related prices, which reference spot and/or long-term indicators and are generally set a month or more prior to delivery, typically including floor prices and ceiling prices that are also escalated to time of delivery. Long-term contracting reported by UxC through the first three months to March 31, 2025, totaled about 19 million pounds U3O8 equivalent, down from about 29 million pounds U3O8 equivalent reported over the same period in 2024. So far in 2025, long-term uranium contracting has slowed due to global macro-economic uncertainty related to trade policy issues, and customers’ focus on downstream services driven by continuing geopolitical tensions.

The average reported long-term price at the end of the quarter was $80.00 (US) per pound U3O8 equivalent, a decrease of $0.50 (US) per pound from the previous quarter.

With increased demand for western conversion services, pricing in both North America and Europe continues to be strong. At the end of the first quarter, the average reported spot price for conversion was $81.00 (US) per kilogram uranium (kgU) as UF6, down $16.00 (US) from the previous quarter. The average long-term UF6 conversion prices for North America and Europe finished the quarter at $49.75 (US) per kgU as UF6, remaining unchanged from the previous quarter.

8 CAMECO CORPORATION

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium- and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services and technologies across the fuel and reactor life cycles, augmented by our investment in Westinghouse, that supports the generation of carbon-free, reliable, secure and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to achieving energy growth and national security objectives, and helping the world shift to a low-carbon, climate resilient economy. It is an option that can provide the necessary power in a carbon-free, reliable and affordable manner.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework

•	profitably producing from our tier-one assets and aligning our production decisions in all segments of our business with our contract portfolio and customer needs

•	being financially disciplined to allow us to

•	execute on our strategy

•	invest in new opportunities that are expected to add long-term value

•	self-manage risk

•

exploring other emerging opportunities within the nuclear power value chain that align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Powering a secure energy future” – recognizes that we have an important role to play in achieving energy security, national security and climate security. Our uranium and fuel services are used around the world in the generation of safe, reliable, zero-carbon, baseload nuclear power, which is crucial to energy security. In times of geopolitical uncertainty, a secure source of nuclear fuel is more important than ever as it also supports national security objectives. Additionally, Cameco supports climate security by enabling the generation of carbon-free nuclear power, helping to reduce greenhouse gas emissions and combat climate change. Cameco’s strategic initiatives, such as its partnership with Net Zero Nuclear, aim to expand global nuclear capacity and support the transition to a low-carbon economy.

We believe we have the right strategy to achieve our vision, and we will do so in a manner that reflects our values. For more than 35 years, we have been committed to operating and delivering our products responsibly and profitably. We integrate sustainability principles and practices into every aspect of our business, from our corporate objectives and approach to compensation to our overall corporate strategy, risk management, and day-to-day operations, and they align with our values. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to achieve our strategic plan and add long-term value. We recognize the importance of integrating certain sustainability factors, such as safety performance, a clean environment and supportive communities, into our executive compensation strategy as we see success in these areas as critical to the long-term success of the company.

You can read more about our strategy in our 2024 annual MD&A and our approach to sustainability in our 2023 Sustainability Report.

Strategy in action

With the ongoing transition and improvements in the nuclear fuel market, our three-pillar strategy is guiding our disciplined contracting, supply and financial decisions.

Results in the first quarter were strong with net earnings of $70 million, adjusted net earnings of $70 million, and adjusted EBITDA of $353 million, all higher than in the first quarter of 2024 and in line with the 2025 outlook we provided, which has not changed.

2025 FIRST QUARTER REPORT 9

In our core uranium segment net earnings were $227 million and adjusted EBITDA was $286 million compared to $253 million and $303 million in 2024, respectively, mainly as a result of lower results from JV Inkai due to the timing of sales. Average realized price continued to show improvements as prices from fixed price contracts increased and the US dollar strengthened. See Outlook on page 15 and Financial results by segment – Uranium on page 22 for more information.

Westinghouse reported a net loss of $62 million (our share), for the first quarter up from a loss of $123 million (our share) in the first quarter of 2024, which was impacted by the purchase accounting for inventory that was held at the time of acquisition and sold in the first quarter last year. As indicated in our 2024 annual MD&A, Westinghouse is expected to generate a net loss of between $20 million (US) and $70 million (US) in 2025. In 2025, Westinghouse’s first half results are expected to be weaker, with stronger performance, and higher cash flows expected in the fourth quarter. Westinghouse’s results were and will continue to be impacted by the amortization of the intangible assets that arose as a result of the fair values assigned to Westinghouse’s net assets at the time of acquisition. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse and in the first quarter of 2025, adjusted EBITDA was $92 million, compared to $77 million in the first quarter of 2024, and its outlook is unchanged for the year. See Our outlook for 2025 starting on page 15 and Our earnings from Westinghouse, starting on page 25 for more information. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see the information starting on page 28.

We continue to responsibly manage our supply in accordance with our customers’ needs. As a proven and reliable commercial supplier with assets in geopolitically stable jurisdictions across all segments of the nuclear fuel cycle, we are being selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long term contracts. To support the long-term operation of our productive capacity, our contracting is focused on maintaining exposure to future improvements in the market while retaining downside protection. In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of 28 million pounds of U3O8 per year, with commitments higher than the average in 2025 through 2027, and lower than the average in the years of 2028 and 2029. We also have contracts in both our uranium and fuel services segments that have deliveries spanning more than a decade. In our uranium segment, many of those contracts incorporate market-related pricing mechanisms that are expected to benefit from the improving market conditions.

To advance our strategy in step with the positive market momentum and long-term contracts we have put in place, we are on track to produce 36 million pounds (22.4 million pounds our share) of uranium in 2025. At Joint Venture Inkai (JV Inkai), on December 31, 2024, we were unexpectedly informed that the majority owner and controlling partner, Kazatomprom, had directed JV Inkai to suspend production activity as of January 1, 2025. Production resumed on January 23, 2025, JV Inkai has worked to update its mine plan and budget to adjust for the January 2025 production suspension. The temporary suspension did not have a material impact on our 2025 outlook. JV Inkai is now targeting 2025 production of 8.3 million pounds (100% basis) of which our purchase allocation is 3.7 million pounds. The delivery schedule for our share of 2025 production is being updated based on the new production schedule. We do not expect to receive any deliveries from JV Inkai until at least the second half of 2025. The achievement of JV Inkai’s 2025 production target requires it to successfully manage several ongoing risks, including issues of availability of sulfuric acid, other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

At our Fuel Services division, our annual production expectation, which includes UF6 conversion, UO2, and heavy water reactor fuel bundles, remains between 13 million and 14 million kgU of combined fuel services products. At Port Hope, we continue to work towards achieving a UF6 production rate of 12,000 tonnes per year, closely aligned with our licensed capacity, in order to satisfy our book of long-term commitments and demand for conversion services.

With our operationally flexible and disciplined approach to supply, we continue to meet our sales commitments through a combination of production, inventory, product loans and purchases. In the first quarter, we produced 6.0 million pounds of uranium (our share), and we purchased 1.2 million pounds (purchased at an average unit cost of $106.14 per pound ($74.36 (US) per pound)). See Financial results by segment – Uranium starting on page 22 for more information. After delivering 6.9 million pounds in the first quarter, our uranium inventory was 11.2 million pounds on March 31, 2025, with an average inventory cost of $52.79 per pound.

We expect to maintain the financial strength and flexibility necessary to execute our strategy by planning production in coordination with contracting success and market opportunities.

Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of March 31, 2025, we had $361 million in cash and cash equivalents, and $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility.

10 CAMECO CORPORATION

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	CHANGE
Revenue	789	634	24%
Gross profit	270	187	44%
Net earnings (loss) attributable to equity holders	70	(7)	>100%
$ per common share (basic)	0.16	(0.02)	>100%
$ per common share (diluted)	0.16	(0.02)	>100%
Adjusted net earnings (ANE) (non-IFRS, see page 28)[1]	70	46	52%
$ per common share (adjusted and diluted)	0.16	0.11	45%
Adjusted EBITDA (non-IFRS, see page 28)	353	335	5%
Cash provided by operations	110	63	75%

[1]

In the fourth quarter of 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

Quarterly trends

HIGHLIGHTS	2025	2024				2023
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	789	1,183	721	598	634	844	575	482
Net earnings (loss) attributable to equity holders	70	135	7	36	(7)	80	148	14
$ per common share (basic)	0.16	0.31	0.02	0.08	(0.02)	0.18	0.34	0.03
$ per common share (diluted)	0.16	0.31	0.02	0.08	(0.02)	0.18	0.34	0.03
Adjusted net earnings (non-IFRS, see page 28)	70	157	24	65	46	108	96	46
$ per common share (adjusted and diluted)	0.16	0.36	0.06	0.15	0.11	0.25	0.22	0.11
Cash provided by operations	110	530	52	260	63	201	185	87

Key things to note:

•

The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 28 for more information).

•	Cash provided by operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•

Our quarterly results are impacted by variability in the timing of Westinghouse’s customer requirements and delivery and outage schedules. In 2025, the first half is expected to be weaker, with stronger performance and higher cash flows expected in the fourth quarter. In 2024, the revaluation of Westinghouse’s inventory due to purchase accounting, had a significant impact on Westinghouse’s quarterly results in the first half of the year. See Our earnings from Westinghouse, starting on page 25 for more information.

2025 FIRST QUARTER REPORT 11

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS	2025	2024				2023
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (loss) attributable to equity holders	70	135	7	36	(7)	80	148	14
Adjustments
Adjustments on derivatives	(12)	133	(28)	14	33	(59)	41	(35)
Unrealized foreign exchange losses (gains)	(4)	(56)	15	(7)	(18)	(1)	(57)	43
Share-based compensation	(2)	17	4	15	8	12	22	11
Adjustments on other operating expense (income)	1	(23)	5	(2)	(15)	40	(48)	8
Income taxes on adjustments	4	(37)	7	(7)	(9)	6	(10)	7
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	3	—	12	38	20	—	—
Acquisition-related transition costs	1	—	4	5	14	—	—	—
Unrealized foreign exchange losses (gains)	10	(16)	9	(1)	1	10	—	(2)
Long-term incentive plan	2	1	1	—	1	—	—	—
Adjusted net earnings (non-IFRS, see page 28)	70	157	24	65	46	108	96	46

Corporate expenses

ADMINISTRATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2025	2024	CHANGE
Direct administration	62	52	19%
Stock-based compensation	(3)	8	>(100)%
Total administration	59	60	(2)%

Direct administration costs were $10 million higher at $62 million for the first quarter of 2025 compared to the same period last year largely due to the impact of inflation and additional costs associated with digital initiatives. Stock-based compensation expenses were $11 million lower than the first quarter of 2024 due to a decline in our share price in the quarter compared to a small increase in the same period last year. See note 16 to the financial statements.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the first quarter, uranium exploration expenses were $8 million, an increase of $1 million from the first quarter of 2024.

We also had research and development expenditures of $14 million which were mainly related to our investment in Global Laser Enrichment, LLC, compared to $9 million in 2024. The increased spending for exploration and research and development in the first quarter are in line with the outlook provided for 2025.

12 CAMECO CORPORATION

INCOME TAXES

We recorded an income tax expense of $53 million in the first quarter of 2025, compared to an expense of $31 million in the first quarter of 2024. The increased income tax expense is primarily due to higher earnings in Canada compared to the first quarter of 2024.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2025	2024
Net earnings (loss) before income taxes
Canada	200	141
Foreign	(77)	(117)

Total net earnings before income taxes	123	24

Income tax expense
Canada	50	31
Foreign	3	—

Total income tax expense	53	31

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position. See Reassessments, remittances and next steps below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and, in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

2025 FIRST QUARTER REPORT 13

In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter.

The series of court decisions that were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years, determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. We maintain that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return all cash and security being held. In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA’s transfer pricing adjustment for those years and the return of all cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we received a reassessment for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. While CRA did not require additional security for the tax debts they considered owing for 2014 through 2016, CRA did require additional letters of credit related to the tax debts they considered owing for 2017. CRA continues to hold $555 million ($209 million in cash and $346 million in letters of credit) that we have remitted or secured to date. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. We filed appeals with the Tax Court for each year from 2014 through 2017.

In late 2024, we received a reassessment for the 2018 tax year. The reassessment relates to contracts other than those discussed above. CRA has advanced another alternate reassessing position for the 2018 tax year. In the first quarter of 2025, we filed a notice of objection for 2018.

We will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017, or the new reassessing position advanced for 2018.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

IMPACT OF TARIFF TAXES

Although the US has threatened the imposition of a 10% tariff on Canadian energy products, CUSMA-compliant products, and global nuclear fuel products in general are currently excluded, with natural uranium, UF6, and enriched uranium therefore exempt, preserving the flow of nuclear fuel imports into the US market. To mitigate risk amid unpredictable US policy changes and ongoing uncertainty, we have proactively taken steps to minimize a potential tariff impact, should a tariff be imposed, such as positioning material ahead of expected deliveries and adjusting our contract terms. We are also working with both local and international suppliers to minimize the direct and general inflationary cost pressures related to tariffs on products we require for our operations. We currently do not anticipate the impact of potential tariffs to be material on our 2025 financial results.

14 CAMECO CORPORATION

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are largely denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and we are therefore required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2025 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 28.

For more information, see our 2024 annual MD&A.

At March 31, 2025:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.44 (Cdn), unchanged from $1.00 (US) for $1.44 (Cdn) at December 31, 2024. The exchange rate averaged $1.00 (US) for $1.43 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $128 million loss compared to a $140 million loss at December 31, 2024.

For information on the impact of foreign exchange on our intercompany balances, see note 17 to the financial statements.

Outlook for 2025

Our outlook for 2025 reflects our plan to produce 18 million pounds (100% basis) at each of Cigar Lake and McArthur River/Key Lake, and 13 million to 14 million kgU in our fuel services segment, as well as continued work to extend the mine life at Cigar Lake.

In 2025, we expect strong financial performance, including cash flow generation. Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $62 million and $67 million.

2025 FIRST QUARTER REPORT 15

2025 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES		WESTINGHOUSE
Production (owned and operated properties)	—	22.4 million lb		13 to 14 million kgU		—
Market purchases	—	up to 3 million lb		—		—
Committed purchases (including Inkai purchase volumes)	—	9 million lb		—		—
Sales/delivery volume	—	31 to 34 million lb		13 to 14 million kgU		—
Revenue	$3,300 to 3,550 million	$2,800 to 3,000 million		$500-550 million		—
Average realized price	—	$84.00/lb	[1]	—		—
Average unit cost of sales (including D&A)	—	$59.50-63.00/lb	[2]	$27.00-28.75/kgU	[3]	—
Direct administration costs	$220-230 million	—		—		—
Exploration costs	—	$27 million		—		—
Research and development	$47 million	—		—		—
Capital expenditures	$360-400 million	$285-310 million		$70-80 million		—	[4]
Adjusted EBITDA (non-IFRS, see page 28) (US)	—	—		—		$355-405 million

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[3]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.
[4]	The outlook for Cameco’s share of capital expenditures for Westinghouse is $120 million - $150 million (US).

We are not providing an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Market purchases – reflect the market purchases we have made to date or expect to make for the remainder of 2025. Market purchases may vary if planned production varies. In addition, if we decide to increase our working inventory from current levels our market purchases could be higher. Our market purchases could also be lower if, instead of making market purchases, we choose to source the required volumes by temporarily reducing inventory levels, by pulling forward long-term purchase commitments, or by drawing on loan arrangements we have in place.

•

Committed purchases are based on the 4.8 million pounds we currently have commitments to acquire under contract in 2025 and our JV Inkai purchases, which we have assumed will be equivalent to our 2024 purchase volume of 4.2 million pounds. If Inkai production and/or deliveries vary, committed purchases will vary and we may have to rely on our other sources of supply described above. The temporary suspension did not have a material impact on our 2025 outlook. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai’s lower production cost and is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees”. As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our “share of earnings from equity-accounted investees”. The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.

•	Our 2025 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have delivered and our remaining commitments to deliver under contract in 2025.

16 CAMECO CORPORATION

•

Uranium revenue and average realized price are calculated based on the terms contained in the base-escalated and market-related contracts under which we have deliveries in 2025. For market-related contracts not yet priced and for delivery in 2025, subject to any floors or ceilings, we used a uranium spot price of $64.45 (US) per pound (the UxC spot price as of March 31, 2025), a long-term price indicator of $80.00 (US) per pound (the UxC long-term indicator on March 31, 2025) and an exchange rate of $1.00 (US) for $1.40 (Cdn).

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material and the market purchases and committed purchases made to date and the planned volumes remaining noted in the outlook at an anticipated average purchase price of about $100 (Cdn) per pound and includes care and maintenance costs of between $62 million and $67 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2025.

•

Unit cost of sales and capital expenditures could be impacted by the imposition of tariffs or general inflationary pressures related to tariffs. See Impact of tariff taxes on page 14 for more information.

•	The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.

•

Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting, Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 15.

In 2025 we expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between $355 million and $405 million in US dollars. Over the next five years, we expect its adjusted EBITDA will grow at a compound annual growth rate of 6% to 10%.

$US
CAMECO SHARE (49%)	MILLIONS
Net loss	(20-70)
Depreciation and amortization	260-275
Finance income	(1-2)
Finance costs	120-135
Income tax expense (recovery)	5-(10)

EBITDA	320-370
Inventory purchase accounting	1-5
Acquisition-related transition costs	15-30
Other expenses	10-25

Adjusted EBITDA (non-IFRS, see page 28)	355-405

Note: the ranges for 2025 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

We expect that earnings and adjusted EBITDA will be weak in the first half of the year and weighted to the fourth quarter.

The outlook for adjusted EBITDA for 2025 and its growth rate over the next five years are based on the following assumptions:

•

A compound annual growth rate in revenue from Westinghouse’s core business of 6% to 8%, which is slightly higher than the anticipated average growth rate of the nuclear industry based on the World Nuclear Association’s Reference Case. In addition to orders for PWR reactor fuel and services, this includes orders for VVER and BWR fuel and services, and a phase out of advanced gas-cooled reactor fuel. The outlook assumes that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends. The expected margins on this work are aligned with the historic margins of 16% to 19%, with variability expected to come from product mix compared to previous years.

2025 FIRST QUARTER REPORT 17

•

Growth in Westinghouse’s new build business from new AP1000 reactor projects based on agreements that have been signed and announcements where AP1000 technology has been selected. This includes Poland, Bulgaria and Ukraine, as well as the expected benefit over this period for deployment of reactor designs using Westinghouse’s technology. It is assumed that work on announced agreements and announced selections to be done by Westinghouse would proceed on the timelines and revenue pattern noted under the New Build Framework. A delay in project timelines or cancellation of announced projects would result in a growth rate near the bottom of the range. The top of the growth range assumes the announced projects continue and two additional projects are secured within the timeframe from the group of planned and proposed projects. For all new build projects, the growth assumes Westinghouse undertakes only the engineering and procurement work required prior to a new reactor project breaking ground, which we believe is a small component of its overall potential.

•

Estimates and assumptions, including growth capital timelines, new build development timelines for both announced and potential reactor builds are subject to government and regulatory approval, as well as risks related to the current macro-economic environment, and may differ significantly from those assumed.

•

Contributions from new technologies are outside the five-year time frame. Timelines for investment in research and development for new technologies, including the eVinci™ microreactor and AP300™ small modular reactor, may differ from that assumed.

•

The outlook for capital expenditures includes growth capex for expansion of fuel fabrication capabilities, as well as work to evaluate cost, timeline and infrastructure required to bring back conversion capacity and consider the potential future opportunities at the Springfields site in the UK. As with Cameco’s other investments, planning for this site will align with market opportunities.

Caution about forward-looking information relating to our future earnings and adjusted EBITDA form Westinghouse

This discussion of our expectations for Westinghouse’s future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the headings Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels, many of the market-related sales contracts we have delivered into or are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments.

As a result, if the uranium spot price increased by $5 (US) per pound, we expect revenue would increase by $51 million, while ANE would increase by $16 million and cash flow would decrease by $18 million. From a cash flow perspective, the sensitivity does not adequately capture the impact of JV Inkai purchases, which straddle two fiscal reporting periods due to when dividends are declared and paid by JV Inkai. The cash flow sensitivity includes the cash outflow for the remaining 4.2 million pounds of uranium assumed to be purchased from JV Inkai in 2025 at a 5% discount to the spot price but does not account for an associated inflow due to the cash dividend expected, which will be tied to our agreed to 2025 production purchase entitlement and is expected to be received in 2026. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a $5 (US) per pound increase in uranium prices, the JV Inkai purchases are responsible for about $29 million of the noted expected decrease in cash flow and we expect the impact of these purchases on the 2025 cash flow will be partially offset by dividends once declared and paid in 2026.

If the uranium spot price decreased by $5 (US) per pound, we expect revenue to decrease by $67 million, ANE to decrease by $28 million, and cash flow to increase by $6 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

In the case of a $5 (US) increase or decrease in the uranium spot price, the sensitivity for ANE compared to the sensitivity for cash flow is less due to the impact on our net earnings from the inclusion of our share of earnings from our equity-accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

18 CAMECO CORPORATION

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity analysis above:

•	7.8 million pounds of purchases are sourced from the market or are committed purchases (excluding JV Inkai) and include pounds purchased to date.

•	Total JV Inkai purchases for the year of 4.2 million pounds.

•

For market-related contracts not yet priced and for delivery in 2025, subject to any floors or ceilings, we used a uranium spot price of $64.45 (US) per pound (the UxC spot price as of March 31, 2025), a long-term price indicator of $80.00 (US) per pound (the UxC long-term indicator on March 31, 2025) and an exchange rate of $1.00 (US) for $1.40 (Cdn).

To the extent that our market purchases or JV Inkai purchases vary, the sensitivity of our ANE and cash flow to changes in the spot and long-term prices may be impacted. In the case of decreased market or JV Inkai purchases, our sensitivity would be reduced. In the case of increased market or JV Inkai purchases, our sensitivity would be greater.

A one cent increase or decrease in the value of the Canadian dollar compared to the US dollar would respectively increase or decrease expected revenue by $18 million and cash flow by $1 million, while the impact on ANE is nil. The majority of our sales are denominated in US dollars, resulting in sensitivity to foreign exchange rates. Revenue will be recognized at the prevailing foreign exchange rate at the time of the sale. ANE and cash flow are less sensitive to foreign exchange rates as we have layered in foreign exchange hedges to provide cash flow certainty. See Foreign exchange starting on page 44 in our annual MD&A for more details.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 25 of our 2024 annual MD&A, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.

•	Base-escalated contracts will reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.

•

Market-related contracts reference a pricing mechanism that may be based on the spot price and/or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at March 31, 2025, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as of March 31, 2025. The table does not include volumes and pricing terms in contracts under negotiation or those that have been accepted but are still subject to contract finalization. Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on March 31, 2025, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown.

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms.

•	To reflect escalation mechanisms contained in existing contracts the long-term US inflation rate target of 2% is used, for modeling purposes only.

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

2025 FIRST QUARTER REPORT 19

Expected realized uranium price sensitivity under various spot price assumptions at March 31, 2025

(rounded to the nearest $1.00)
SPOT PRICES
($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2025	48	51	57	62	64	64	65
2026	42	45	56	66	69	70	72
2027	42	45	57	69	73	75	77
2028	47	50	59	71	76	79	81
2029	50	52	61	73	82	85	87

As of March 31, 2025, we had commitments requiring delivery of an average of about 28 million pounds per year from 2025 through 2029, which included deliveries made year to date in 2025, with commitment levels in 2025 through 2027 being higher than the average, and in 2028 and 2029, lower than the average. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and access to capital to fund our operating activities, investments and other financial obligations in order to execute our strategy, take advantage of opportunities and self-manage risk. We regularly consider our financing options so we can take advantage of favourable market conditions when they arise. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financing, including by conducting a registered offering of securities using our base shelf prospectus or utilizing our at-the-market equity program.

As of March 31, 2025, we had cash and cash equivalents of $361 million, while our total debt amounted to approximately $1.0 billion. We have a risk management policy to manage our cash balances and investments, which are largely held in government securities or with banks that are party to our lending facilities. On January 13, 2025, we repaid the remaining $200 million (US) on our US term loan, extinguishing the term loan and further reducing our total debt outstanding. A distribution of $100 million (US) from Westinghouse was paid in February 2025, of which we received $49 million (US) representing our share of the distribution. In April, we received $87 million (US) net of withholding tax, as our dividend from JV Inkai. We also have a $1.0 billion undrawn revolving credit facility.

We expect the low-cost production from our tier one assets will continue to generate strong cash flows, which we expect will meet our capital requirements during 2025. However, cash flow from operations for 2025 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

We have large, creditworthy customers that continue to need our nuclear fuel products and services even during weak economic conditions, and we expect the contract portfolio we have built will continue to provide a solid revenue stream. In our uranium segment, from 2025 through 2029, including deliveries we have made to date, we have commitments to deliver an average of about 28 million pounds per year, with commitment levels higher than the average in 2025 through 2027 and lower than the average in 2028 and 2029.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017, or its new reassessing position for 2018 and believe CRA should return all cash and letters of credit (to date, $555 million) being held. However, the timing of any further payments is uncertain, and there can be no assurance that the courts will take this position. See Transfer pricing dispute starting on page 13 for more information.

CASH FROM OPERATIONS

Cash provided by operations was $47 million higher this quarter than in the first quarter of 2024 due primarily to higher earnings and the dividend received from Westinghouse, partially offset by higher income taxes paid.

20 CAMECO CORPORATION

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit of about $3.0 billion at March 31, 2025, up from $2.9 billion at December 31, 2024. We believe the additional capacity will provide flexibility to support anticipated decommissioning assurance increases upon regulatory acceptance of the updated decommissioning documents. At March 31, 2025, we had approximately $1.5 billion outstanding in financial assurances, which was unchanged from December 31, 2024.

At March 31, 2025, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, which is unchanged from December 31, 2024. Our revolving credit facility matures October 1, 2028.

On January 13, 2025, we repaid the remaining $200 million (US) on our US term loan, extinguishing the term loan and further reducing our total debt outstanding.

Long-term contractual obligations

Since December 31, 2024, we have repaid the full $200 million (US) of term loan debt that was set to mature in November 2025. There have been no other material changes to our long-term contractual obligations. Please see our 2024 annual MD&A for more information.

Debt covenants

As at March 31, 2025, we complied with all covenants in our credit agreements, including the financial covenants. The financial covenants place restrictions on total debt, including guarantees and other financial assurances. We do not expect our operating and investment activities for the remainder of 2025 to be constrained by these covenants.

SHARES AND STOCK OPTIONS OUTSTANDING

At April 29, 2025, we had:

•	435,316,918 common shares and one Class B share outstanding

•	255,123 stock options outstanding, with exercise prices ranging from $11.32 to $15.27

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2025:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

There have been no material changes to our purchase commitments since December 31, 2024. Please see our annual MD&A for more information.

Financial assurances

At March 31, 2025, our financial assurances totaled $1.5 billion, unchanged from December 31, 2024.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2 million kgU of UF6 conversion services and 5.7 million pounds of U3O8 over the period 2020 to 2027 with repayment in-kind up to December 31, 2027. Under the loan facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At March 31, 2025, we have 1.5 million kgU of UF6 conversion services and 2.5 million pounds of U3O8 drawn on the loans.

2025 FIRST QUARTER REPORT 21

BALANCE SHEET

($ MILLIONS)	MAR 31, 2025	DEC 31, 2024	CHANGE
Cash and cash equivalents	361	600	(40)%
Total debt	996	1,281	(22)%
Inventory	801	827	(3)%

Total cash and cash equivalents at March 31, 2025 were $361 million, or 40% lower than at December 31, 2024, due mainly to the repayment of the final $200 million (US) outstanding on the floating-rate term loan during the quarter, partially offset by the receipt of $49 million (US) of dividend payments from Westinghouse. Net debt at March 31, 2025 was approximately $635 million.

Total product inventories are $801 million compared to $827 million at the end of 2024. The average inventory cost for uranium has decreased to $52.79 per pound compared to $59.39 per pound at December 31, 2024. As of March 31, 2025, we held an inventory of 11.2 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2024 - 11.0 million pounds). Total product inventory value and inventory volume varies from quarter to quarter depending on the inventory cost and the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

			THREE MONTHS
			ENDED MARCH 31
HIGHLIGHTS			2025	2024	CHANGE
Production volume (million lb)			6.0	5.8	3%

Sales volume (million lb)			6.9	7.3	(5)%

Average spot price	($US/lb)		66.18	94.33	(30)%
Average long-term price	($US/lb)		80.33	74.83	7%
Average realized price
	($US/lb	)	62.55	57.57	9%
	($Cdn/lb	)	89.12	77.33	15%

Average unit cost of sales (including D&A)	($Cdn/lb	)	59.86	53.95	11%

Revenue ($ millions)			619	561	10%

Gross profit ($ millions)			203	169	20%

Gross profit (%)			33	30	9%

Earnings before income taxes ($ millions)			227	253	(10)%

Adjusted EBITDA ($ millions) (non-IFRS, see page 28)			286	303	(6)%

FIRST QUARTER

Production during the quarter was 6.0 million pounds (our share), 3% higher compared to the first quarter of 2024. See Uranium 2025 Q1 updates starting on page 26 for more information.

Uranium revenues this quarter were up 10% compared to 2024 due to an increase of 15% in the Canadian dollar average realized price, which was partially offset by a 5% decrease in sales volume. While the average US dollar spot price for uranium decreased by 30% compared to the same period in 2024, the Canadian dollar average realized price increased by 15% due to the impact of fixed-price contracts on the portfolio and the lagging effect of spot price impacts on market-related contracts. The average realized price is also impacted by a weakening Canadian dollar on US-priced contracts. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 19.

Total cost of sales (including D&A) increased by 6% ($415 million compared to $393 million in 2024) due to an 11% increase in unit cost of sales compared to the same period last year, partially offset by the 5% decrease in sales volume. Unit cost of sales was higher than in the first quarter of 2024 due to the higher cost of purchased material compared to the same period in 2024. In addition, the average unit cash cost of production was 15% higher for the quarter compared to the same period in 2024, due to higher production from Cigar Lake, where unit cash costs are slightly higher than at McArthur River/Key Lake relative to last year. See table below and Uranium production on page 26.

22 CAMECO CORPORATION

The net effect was a $34 million increase in gross profit for the quarter.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 28). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($CDN/LB)	2025	2024	CHANGE
Produced
Cash cost	22.39	19.52	15%
Non-cash cost	10.30	9.79	5%

Total production cost [1]	32.69	29.31	12%

Quantity produced (million lb)[1]	6.0	5.8	3%

Purchased
Cash cost[1]	106.14	87.75	21%

Quantity purchased (million lb)[1]	1.2	2.6	(54)%

Totals
Produced and purchased costs	44.93	47.40	(5)%

Quantities produced and purchased (million lb)	7.2	8.4	(14)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases during the quarter. In the first quarter of 2024, we purchased 1.1 million pounds from JV Inkai at a purchase price per pound of $129.96 ($96.88 (US)).

The estimated average unit life of mine operating costs reflected in our most recent annual information form are $20.31 per pound at McArthur River/Key Lake and $21.12 per pound at Cigar Lake.

Our purchases in the first quarter of 2025 totaled about $127 million, representing an average cost of $106.14 (Cdn) per pound, about $73.00 per pound higher than our total unit production cost for the year. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cost of purchased material in Canadian dollar terms increased by 21% this quarter compared to the same period last year. The average cash cost of purchased material was $106.14, or $74.36 (US) per pound this quarter, compared to $87.75, or $65.41 (US) per pound in the first quarter of 2024.

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan’s pricing regulations, requires we purchase the material at a price equal to the uranium spot price, less a 5% discount. Our share of the economic benefit is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees” and is based on the difference between our purchase price and JV Inkai’s lower production cost (estimated average unit life of mine operating cash cost of $12.62 per pound). If there is a significant disruption to JV Inkai’s operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

JV Inkai contribution to uranium segment

In the first quarter, included in net earnings attributable to equity holders for the uranium segment is $35 million of equity earnings and included in adjusted EBITDA is $42 million from JV Inkai compared to $77 million and $105 million respectively in the same period last year.

The decrease in JV Inkai’s equity earnings and adjusted EBITDA was driven by the timing of sales. In April, we received a cash dividend of $87 million (US), net of withholdings, based on JV Inkai’s 2024 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2025 financial performance in 2026 once the dividend for 2025 is paid.

2025 FIRST QUARTER REPORT 23

The following table reconciles our share of earnings from JV Inkai to EBITDA:

	THREE MONTHS
CAMECO SHARE	ENDED MARCH 31
($ MILLIONS)	2025	2024	CHANGE
Share of earnings from equity-accounted investee	35	77	(55)%
Depreciation and amortization	—	8	(100)%
Income tax expense	—	20	(100)%

EBITDA (non-IFRS, see page 28) attributable to JV Inkai	35	105	(67)%

Unrealized foreign exchange losses	7	—	—

Adjusted EBITDA	42	105	(60)%

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2025	2024	CHANGE
Production volume (million kgU)				3.9	3.7	5%
Sales volume (million kgU)				2.4	1.5	60%
Average realized price	($	Cdn/kgU	)	56.64	48.36	17%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	27.87	35.87	(22)%
Revenue ($ millions)				135	72	88%
Earnings before income taxes ($ millions)[1]				68	20	>100%
Adjusted EBITDA ($ millions) (non-IFRS, see page 28)				75	25	>100%
Adjusted EBITDA margin (%) (non-IFRS, see page 28)				56	35	60%

[1]	With the addition of disclosure of net earnings attributable to equity holders, disclosure of gross profit and gross profit percentage has been removed.

FIRST QUARTER

Total revenue for the first quarter of 2025 increased to $135 million from $72 million for the same period last year. This was primarily due to a 60% increase in sales volumes due to normal variations in quarterly deliveries and a 17% increase in average realized price compared to 2024. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment and the impact of a weakening Canadian dollar on US priced contracts.

The total cost of products and services sold (including D&A) increased 22% ($66 million compared to $54 million in 2024) due to the 60% increase in sales volume partially offset by a 22% decrease in the average unit cost of sales. Average unit cost of sales decreased due to the mix of products and services sold this year compared to the same period last year.

The net effect was a $48 million increase in net earnings.

24 CAMECO CORPORATION

Westinghouse

OUR EARNINGS FROM WESTINGHOUSE

Westinghouse is one of the world’s largest nuclear services businesses owned in a strategic partnership between Cameco and Brookfield, where Cameco owns a 49% interest and Brookfield owns the remaining 51%. Cameco accounts for its interest under the equity method of accounting in Canadian dollars.

	THREE MONTHS
CAMECO SHARE	ENDED MARCH 31
($CAD MILLIONS)	2025	2024	CHANGE
Net loss	(62)	(123)	50%
Depreciation and amortization	96	85	13%
Finance income	—	(2)	100%
Finance costs	49	64	(23)%
Income tax recovery	(17)	(37)	54%

EBITDA[2]	66	(13)	>100%

Inventory purchase accounting[1]	—	50	(100)%
Acquisition-related transition costs	1	18	(94)%
Other expenses	19	20	(5)%
Unrealized foreign exchange losses	3	1	>100%
Long-term incentive plan	3	1	>100%

Adjusted EBITDA[2]	92	77	19%

Capital expenditures	43	33	30%

Adjusted free cash flow[2]	49	44	11%

Revenue	770	656	17%

Adjusted EBITDA margin[2]	12%	12%	—

[1]

Net earnings for 2024 were impacted by purchase price accounting. Inventories acquired were assigned values based on the market price at the date of acquisition. As these quantities are sold, cost of products and services sold reflects these market values, regardless of Westinghouse’s historic costs.

[2]	Non-IFRS measures, see page 28.

Westinghouse reported a net loss of $62 million (our share), compared to a $123 million loss (our share) during the same period last year. The improvement over last year is primarily related to the sale of inventories in 2024, which, due to purchase accounting, required revaluation based on market prices at time of acquisition and expensing as the acquired inventory was sold. Westinghouse’s results were and will continue to be impacted by the amortization of the intangible assets that arose as a result of the fair values assigned to Westinghouse’s net assets at the time of acquisition.

Adjusted EBITDA was $92 million, compared to $77 million in the same period last year. We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse’s inventory and assets and the non-operating acquisition-related transition costs do not reflect the underlying performance for the reporting period.

We do not believe Westinghouse’s quarterly results are necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules. In 2025, the first half is expected to be weaker, with stronger performance and higher cash flows expected in the fourth quarter.

2025 FIRST QUARTER REPORT 25

Our operations

Uranium – production overview

We produced 6.0 million pounds of U3O8 (our share) in the first three months of 2025, slightly higher than the 5.8 million pounds of production in the same period of 2024.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS
	ENDED MARCH 31
OUR SHARE (MILLION LB)	2025	2024	CHANGE	2025 PLAN
Cigar Lake	2.8	2.3	22%	9.8
McArthur River/Key Lake	3.2	3.5	(9)%	12.6

Total	6.0	5.8	3%	22.4

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

At the Key Lake mill, an annual maintenance shutdown will take place in the second quarter, with no planned shutdown of the McArthur River mine in 2025. The annual maintenance outage at Cigar Lake will take place in the third quarter, which is similar timing to previous years.

Uranium 2025 Q1 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In the first quarter of 2025, total packaged production from McArthur River and Key Lake was 4.6 million pounds (3.2 million pounds our share) compared to 5.0 million pounds (3.5 million pounds our share) in the first quarter of 2024 due to differences in the annual mine plans.

We continue to expect production of 18 million pounds (12.6 million pounds our share) in 2025.

Labour relations

The collective agreement with the United Steelworkers Local 8914 expires in December 2025. As such, the risk of labour dispute impacts is expected to be minimal in 2025.

Cigar Lake

Total packaged production from Cigar Lake was 5.0 million pounds (2.8 million pounds our share) in the first quarter of 2025 compared to 4.2 million pounds (2.3 million pounds our share) in the first quarter of 2024 due to better availability of mill assets in 2025.

We continue to expect production of up to 18 million pounds (9.8 million pounds our share) in 2025.

Inkai

Production on a 100% basis was 1.1 million pounds for the quarter, compared to 1.6 million pounds in the same period last year due to the unplanned, temporary production suspension in January 2025.

26 CAMECO CORPORATION

On December 31, 2024, we were unexpectedly informed that Kazatomprom, as majority owner and controlling partner of the joint venture, had directed JV Inkai to suspend production activity as of January 1, 2025. The suspension was implemented pending approval by Kazakhstan’s Ministry of Energy of an extension to submit updated Project for Uranium Deposit Development documentation. When the extension had not yet been granted at 2024 year-end as expected, Kazatomprom made the decision to halt production in order to avoid potential violation of Kazakhstan legislation. The extension was approved and JV Inkai resumed production on January 23, 2025.

Cameco and Kazatomprom have worked with JV Inkai to update the operation’s mine plan and budget to adjust for the January 2025 production suspension. JV Inkai is now targeting 2025 production of 8.3 million pounds (100% basis) of which our purchase allocation is 3.7 million pounds. The temporary suspension did not have a material impact on our 2025 outlook. The achievement of JV Inkai’s 2025 production target requires it to successfully manage several ongoing risks, including issues of availability of sulfuric acid, other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

Due to equity accounting, our share of production is shown as a purchase at a 5% discount to the spot price and included in inventory at this value at the time of delivery. The delivery schedule for our share of 2025 production is being updated based on the new production schedule. We do not expect to receive any deliveries from JV Inkai until at least the second half of 2025. Our share of the profits earned by JV Inkai on the sale of its production to the joint venture partners is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings. Excess cash, net of working capital requirements, is distributed to the partners as dividends once declared.

The geopolitical situation continues to cause transportation risks in the region. We could continue to experience delays in our expected Inkai deliveries. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can utilize. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $14 million (US) and $15 million (US) for 2025.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs while maintaining critical infrastructure and processes. We expect care and maintenance costs to range between $43 million and $47 million for 2025.

Fuel services 2025 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.9 million kgU in the first quarter of 2025, 5% higher than the first quarter of 2024.

Our fuel services segment includes the combined production of UO2, UF6, and heavy water reactor fuel bundles. Our annual production expectation for fuel services remains between 13 million and 14 million kgU of combined fuel services products in 2025 (outlook and production results are not disclosed by individual product line).

We continue to work towards achieving a UF6 production rate of 12,000 tonnes per year, closely aligned with our licensed capacity in order to satisfy our book of long-term commitments and demand for conversion services. Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

Labour relations

The collective agreement with unionized employees at our Port Hope conversion facility expires in June 2025. There is a risk to the production plan if we are unable to reach an agreement and there is a labour dispute.

2025 FIRST QUARTER REPORT 27

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River, Cameco • Daley McIntyre, general manager, Key Lake, Cameco CIGAR LAKE • Kirk Lamont, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, adjustments to reclamation provisions flowing through other operating expenses, and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 36 of our 2024 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 15 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

28 CAMECO CORPORATION

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs are included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs are included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the first quarter of 2025 and compares it to the same period in 2024.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2025	2024
Net earnings (loss) attributable to equity holders	70	(7)

Adjustments
Adjustments on derivatives	(12)	33
Unrealized foreign exchange gains	(4)	(18)
Share-based compensation	(2)	8
Adjustments on other operating expense (income)	1	(15)
Income taxes on adjustments	4	(9)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	38
Acquisition-related transition costs	1	14
Unrealized foreign exchange losses	10	1
Long-term incentive plan	2	1

Adjusted net earnings	70	46

2025 FIRST QUARTER REPORT 29

The following table shows what contributed to the change in adjusted net earnings in the first quarter of 2025 compared to the same period in 2024.

		THREE MONTHS
		ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (loss) – 2024	(7)	46

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Impact from sales volume changes	(7)	(7)
	Higher realized prices ($US)	47	47
	Foreign exchange impact on realized prices	35	35
	Higher costs	(40)	(40)

	Change – uranium	35	35

Fuel services	Impact from sales volume changes	11	11
	Higher realized prices ($Cdn)	20	20
	Lower costs	19	19

	Change – fuel services	50	50

	Other changes
	Lower (higher) administration expenditures	1	(10)
	Higher exploration and research and development expenditures	(6)	(6)
	Change in reclamation provisions	(18)	(2)
	Higher (lower) earnings from equity-accounted investees	19	(22)
	Change in gains or losses on derivatives	32	(13)
	Change in unrealized foreign exchange gains or losses	(17)	(3)
	Lower finance income	(2)	(2)
	Lower finance costs	8	8
	Change in income tax recovery or expense	(22)	(9)
	Other	(3)	(2)

	Net earnings – 2025	70	70

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

30 CAMECO CORPORATION

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2025 and 2024.

For the quarter ended March 31, 2025:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	227	68	(62)	(163)	70
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	30	30
Income taxes	—	—	—	53	53

	278	75	(62)	(82)	209
Adjustments on equity investees
Depreciation and amortization	—	—	96	—	96
Finance expense	—	—	49	—	49
Income taxes	—	—	(17)	—	(17)

Net adjustments on equity investees	—	—	128	—	128

EBITDA	278	75	66	(82)	337
Loss on derivatives	—	—	—	(12)	(12)
Other operating expense	1	—	—	—	1
Share-based compensation	—	—	—	(2)	(2)
Unrealized foreign exchange gains	—	—	—	(4)	(4)

	279	75	66	(100)	320
Adjustments on equity investees
Acquisition-related transition costs	—	—	1	—	1
Other expenses	—	—	19	—	19
Unrealized foreign exchange losses	7	—	3	—	10
Long-term incentive plan	—	—	3	—	3

Net adjustments on equity investees	7	—	26	—	33

Adjusted EBITDA	286	75	92	(100)	353

[1]	JV Inkai EBITDA of $42 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

2025 FIRST QUARTER REPORT 31

For the quarter ended March 31, 2024:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	253	20	(123)	(157)	(7)
Depreciation and amortization	37	5	—	1	43
Finance income	—	—	—	(6)	(6)
Finance costs	—	—	—	38	38
Income taxes	—	—	—	31	31

	290	25	(123)	(93)	99
Adjustments on equity investees
Depreciation and amortization	8	—	85	—	93
Finance income	—	—	(2)	—	(2)
Finance expense	—	—	64	—	64
Income taxes	20	—	(37)	—	(17)

Net adjustments on equity investees	28	—	110	—	138

EBITDA	318	25	(13)	(93)	237
Gain on derivatives	—	—	—	33	33
Other operating income	(15)	—	—	—	(15)
Share-based compensation	—	—	—	8	8
Unrealized foreign exchange gains	—	—	—	(18)	(18)

	303	25	(13)	(70)	245
Adjustments on equity investees
Inventory purchase accounting	—	—	50	—	50
Acquisition-related transition costs	—	—	18	—	18
Other expenses	—	—	20	—	20
Unrealized foreign exchange losses	—	—	1	—	1
Long-term incentive plan	—	—	1	—	1

Net adjustments on equity investees	—	—	90	—	90

Adjusted EBITDA	303	25	77	(70)	335

[1]	JV Inkai EBITDA of $105 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

32 CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the first quarter of 2025 and 2024.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2025	2024
Cost of product sold	364.0	355.9
Add / (subtract)
Royalties	(37.4)	(17.8)
Care and maintenance costs	(13.6)	(12.2)
Other selling costs	(3.5)	(4.9)
Change in inventories	(47.8)	20.4

Cash operating costs (a)	261.7	341.4
Add / (subtract)
Depreciation and amortization	51.4	36.7
Care and maintenance costs	(0.1)	(0.2)
Change in inventories	10.4	20.3

Total operating costs (b)	323.4	398.2

Uranium produced & purchased (million lb) (c)	7.2	8.4

Cash costs per pound (a ÷ c)	36.35	40.64
Total costs per pound (b ÷ c)	44.92	47.40

2025 FIRST QUARTER REPORT 33

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts our reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

Controls and procedures

As of March 31, 2025, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2025, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required; and

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

In April 2024, we implemented SAP S/4 HANA, an enterprise resource planning system, across the entire organization. As a result of this implementation, certain existing internal controls were modified, and new controls were implemented. Actions were taken to monitor and maintain appropriate internal controls over financial reporting during the period of change, including additional verifications and analysis to ensure data integrity.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

34 CAMECO CORPORATION